Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – February 14, 2013
(Canadian dollars except as indicated)

PRECISION DRILLING CORPORATION
ANNOUNCES 2013 FIRST QUARTER DIVIDEND AND 2012 FOURTH QUARTER AND YEAR END
FINANCIAL RESULTS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

The Board of Directors of Precision Drilling Corporation (TSX:PD) (NYSE:PDS) ("Precision" or the "Corporation")  has declared a first quarter dividend on its common shares of $0.05 per common share, payable on March 15, 2013, to shareholders of record on February 28, 2013. For Canadian income tax purposes, all dividends paid by Precision on its common shares are designated as "eligible dividends", unless otherwise indicated by Precision.

Precision reported a net loss of $116 million or $0.42 per diluted share for the three months ended December 31, 2012 compared to net earnings of $28 million for the fourth quarter of 2011.  In the quarter Precision recognized an after tax asset decommissioning charge and goodwill impairment charge that combined reduced net earnings by $179 million and net earnings per diluted share by $0.63 compared to the prior year when an after tax asset decommissioning charge was recognized that reduced net earnings by $76 million and net earnings per diluted share by $0.26.

Revenue for the fourth quarter of 2012 was $534 million and earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization (“Adjusted EBITDA”) totaled $177 million compared to $587 million and $230 million, respectively, during the comparable period in 2011. The decrease in revenue and Adjusted EBITDA was primarily the result of lower activity levels across most business lines over the prior year period and higher operating costs partially offset by increases in pricing.  Activity for Precision in the fourth quarter of 2012, as measured by drilling rig utilization days, decreased 23% in Canada and 19% in the United States compared to 2011.

Fourth quarter 2012 revenue and Adjusted EBITDA were higher than the third quarter 2012 revenue and Adjusted EBITDA of $485 million and $151 million, respectively, primarily as a result of higher dayrates and margins in the United States and Canada coupled with increased activity levels in Canada.

For the year ended December 31, 2012, Precision reported net earnings of $52 million or $0.18 per diluted share compared to net earnings of $193 million or $0.67 per diluted share for 2011.  Excluding the impact of the asset decommissioning and goodwill impairment, net earnings per diluted share would have been $0.81 in 2012 compared to $0.93 in 2011.  Revenue for the year was $2,041 million compared to $1,951 million in 2011.  Adjusted EBITDA totaled $671 million for 2012 compared to $695 million in 2011, a decrease of 3%.  Improved pricing was offset by lower activity levels in both operating segments.  Activity for Precision in 2012, as measured by drilling rig utilization days, decreased 15% in Canada and 9% in the United States compared to 2011.

Precision’s wholly-owned international subsidiary, Grey Wolf Drilling International Ltd., recently contracted two rigs with a customer for deep drilling operations in Kurdistan. The two 2000 HP rigs are existing Precision rigs that will be upgraded for desert operations.  These rigs are expected to be deployed mid 2013 under a long-term contract.  Additionally, Precision has signed a contract for operations in Mexico that will add one additional rig to its Mexican fleet during the second quarter of 2013.

During the fourth quarter of 2012 Precision provided an update on its 2012 and 2013 capital expenditure programs. Precision concluded 2012 with $868 million in capital expenditures, approximately $52 million lower than planned.  Of the $52 million in underspent capital from 2012, $41 million is targeted for specific projects and will be carried forward and spent in early 2013. Planned capital expenditures for 2013 are now $526 million and include capital expenditures from new build announcements in 2012 that will be completed in 2013 and approximately 50% of the costs associated with the two rig contract in Kuwait. A substantial portion of the 2013 capital plan is utilization and demand based and if activity levels increase or decline, Precision has the ability to adjust the plan accordingly.

Kevin Neveu, Precision’s President and Chief Executive Officer, stated:  "While 2012 finished with softening demand for our services in our Canadian and U.S. markets I am pleased that we continue to see excellent opportunities to deploy our High Performance, High Value rigs internationally, expanding our breadth in the Arabian Gulf and with integrated service providers in Mexico.   Like most, we remain cautious on our outlook for near term energy services growth in North America, but remain firm believers in the long term opportunities for drilling and development of unconventional hydrocarbon resources."

"Precision’s contract for two rigs for deployment to Northern Iraq in the Kurdistan Region is the most recent step in our international expansion.  These rigs will be mobilized from our U.S. fleet and will operate for an international oil company on long-term contracts.  Including the two new builds announced in December for Kuwait, by mid-2014 we expect to have seven rigs operating in the Arabian Gulf region and believe additional opportunities for Precision’s High Performance, High Value services will emerge.  The additions to our Mexican fleet include one rig to be deployed late in the first quarter and a second rig in the second quarter moving our Mexican fleet to seven rigs, with six currently contracted to drill deep, high pressure oil wells for international integrated project service providers."

"While overall North American opportunities ebbed during 2012, due primarily to capital budget restraint by our customers, demand for our Tier 1 assets remained firm and Precision’s fleet transformation continued throughout the year.  The Corporation deployed 36 new build Super Series drilling rigs, almost twice as many as any previous year in the Corporation’s history, and all delivered to long-term customer contracts.  In addition, during 2012 we upgraded 11 drilling rigs under long-term customer contracts."

"Precision now has 188 Tier 1 rigs, compared to 109 just three years ago.  Adding our 107 Tier 2 rigs, Precision has 295 High Performance rigs ideally suited to drill effective, predictable and repeatable horizontal wells.  Precision’s decision to accelerate our exit of the Tier 3 business at the end of 2012 reflects our capability to respond changing customer dynamics and the long-term value customers see in high performance services."

"In late 2011, Precision opened its Houston Technology Center which includes a permanent state of the art, fully functional Super Series training drilling rig.  During 2012, Precision trained nearly 1,500 employees at this facility.   In mid-2012 at our Red Deer Well Service Technology Center we constructed a similar fully functional well service rig to support the ongoing training and development of our well service field personnel.  Combined training activities in Canada, the U.S. and our International operations touched most of our employees, including the 3,000 new employees added to Precision during 2012.  The result of this strategic investment in our people is a high performance, highly trained field work force that delivered Precision the best safety performance in our history with 269 drilling rigs and 187 well service rigs without a single recordable safety incident in 2012.  While customers view safety as a key differentiator, we consider as our foundation the safety of our people and believe our safety performance is one of our most important competitive advantages."

"During 2013 we plan to expand our Nisku, Alberta Operations and Technology Center and initiate the construction of a second state of the art drilling rig training facility employing modern drilling technology to continue the ongoing training and development of our field work force."

"In our Completion and Production Services segment, Precision continues to expand both its service lines and geographic presence to meet our customer needs.  We have made investments in people and equipment to align ourselves with the demands of unconventional field development.  Additionally, we continue to grow our integrated directional drilling service and see interest from our customers for an integrated model that results in cost savings and reliability for our customers."

"Precision continued to exercise capital discipline by reducing its capital expenditure plan several times throughout 2012 in response to softening industry conditions and by maintaining rigid return hurdles for evaluating investment opportunities.  Also, as our free cash flow outlook improved, we were pleased to be able to institute a quarterly dividend.  Finally, we continued to maintain financial flexibility, at year-end 2012 Precision had $153 million of cash on hand and US$823 million undrawn availability in our revolving credit facility."

"Customer demand for Precision’s services is reflected in the solid dayrates generated by our drilling rigs in Canada and the U.S., despite reduced industry rig counts.  Canadian drilling dayrates increased by $2,026 over the previous year comparable quarter while U.S. drilling dayrates increased by $2,270.  The operating results in both Canada and the U.S. point to the strength of the Tier 1 market in Canada and the U.S. as well as Precision’s ability to deploy new build and upgraded drilling rigs to its active fleet at higher dayrates in 2012.  In the U.S., turnkey activity in the quarter accounted for the majority of the dayrate and operating cost increases from the prior year."

"Canadian oil directed drilling activity has been strong in the first quarter of 2013.  Precision’s current active rig count in Canada is 152 and its average rig count of 90 during the fourth quarter of 2012 was 23% lower than the average rig count of 117 during the comparable quarter of 2011.  Dayrate increases realized throughout 2012 reflect continued demand for high performance assets in the Canadian marketplace, Precision’s improved rig mix with the addition of new build and upgraded rigs, and pass through of wage increases."

"U.S. drilling activity decreased in 2012 as overall industry activity declined.  Precision’s current active U.S. rig count is 83 and its average rig count of 87 during the fourth quarter of 2012 was 19% lower than the average rig count during the comparable quarter in 2011.  Despite the active rig count decline, Precision realized dayrate increases year over year."

"Precision’s High Performance, High Value reputation with customers, multiple growth avenues in North American and international markets and our focus on unconventional and technically challenging applications provide the foundation for future revenue and earnings growth.  I believe we have positioned Precision for market success today and into the future," concluded Mr. Neveu.

SELECT FINANCIAL AND OPERATING INFORMATION

(Stated in thousands of Canadian dollars, except per share amounts)	Three months ended December 31,			Year ended December 31,
	2012	2011	% Change	2012	2011	% Change
Revenue	$533,948	$587,408	(9.1)	$2,040,741	1,951,027	4.6
Adjusted EBITDA(1)	177,026	229,839	(23.0)	670,792	695,064	(3.5)
Net earnings (loss)	(116,339)	28,046	n/m	52,360	193,477	(72.9)
Cash provided by operations	136,317	218,857	(37.7)	635,286	532,772	19.2
Funds provided by operations(1)	142,576	256,103	(44.3)	598,812	592,388	1.1
Capital spending:
Expansion	123,063	221,195	(44.4)	596,194	455,302	30.9
Upgrade	22,706	56,078	(59.5)	130,094	149,811	(13.2)
Maintenance and infrastructure	40,881	50,714	(19.4)	141,769	121,244	16.9
Proceeds on sale	(17,603)	(7,289)	141.5	(31,423)	(15,983)	96.6
Net capital spending	169,047	320,698	(47.3)	836,634	710,374	17.8

Net earnings (loss) per share:
Basic	(0.42)	0.10	n/m	0.19	0.70	(72.9)
Diluted	(0.42)	0.10	n/m	0.18	0.67	(73.1)

Contract drilling rig fleet	321	337	(4.7)	321	337	(4.7)
Drilling rig utilization days:
Canada	8,242	10,724	(23.1)	32,352	37,970	(14.8)
United States	8,014	9,834	(18.5)	34,597	37,887	(8.7)
International	736	172	327.9	2,086	702	197.2
Service rig fleet	214	207	3.4	214	207	3.4
Service rig operating hours(2)	77,234	88,131	(12.4)	294,681	317,418	(7.2)
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Prior year comparatives have changed to include United States based service rig activity.
 n/m -  calculation not meaningful.

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)	December 31, 2012	December 31, 2011
Working capital	$278,021	$610,429
Long-term debt(1)	$1,218,796	$1,239,616
Total long-term financial liabilities	$1,245,290	$1,267,040
Total assets	$4,300,263	$4,427,874
Long-term debt to long-term debt plus equity ratio(1)	0.36	0.37
  (1)  Net of unamortized debt issue costs.

Revenue in the fourth quarter of 2012 was $53 million lower than the prior year period.  The decrease was mainly due to lower equipment utilization in both Canada and the United States partially offset by a period-over-period increase in dayrates.  Compared to the prior year, revenue in Precision's Contract Drilling Services segment decreased by 9% in the fourth quarter while in the Completion and Production Services revenue decreased 11%.

Adjusted EBITDA margin (Adjusted EBITDA as a percentage of revenue) was 33% for the fourth quarter of 2012 compared to 39% for the same period in 2011.   The decrease in EBITDA margin was primarily attributable to higher average costs and lower utilization in both Canada and the United States in the fourth quarter of 2012 versus the prior year period.  Higher operating costs in the quarter were the result of labour related costs and higher costs internationally.  Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration continue to support EBITDA margins.

Precision’s 2013 priorities are threefold:

1.
Continue to execute and deliver our High Performance, High Value services to our customers. We will continue to uphold Precision’s reputation and market breadth in North America while strengthening our presence in select international oilfield markets.

2.
Continue to drive execution excellence in Precision’s people, internal systems and infrastructure including supporting our world class safety, training and development programs, upgrading and consolidating our Nisku operations facilities, fully implementing the Precision model through vertical integration in the United States, and ensuring our processes are fully supporting international operations.

3.
Remain poised to seize growth opportunities in 2013, leveraging our balance sheet strength and flexibility. Precision is positioned to execute on established growth strategies and capitalize on additional growth opportunities as they emerge but, as always when considering growth investments, our long-term investment hurdles remain in place as we strive to maximize value for our investors.

After the decommissioning of the previously announced 52 drilling rigs (30 in the United States and 22 in Canada), Precision’s current fleet consists of 321 contract drilling rigs, including 186 in Canada, 127 in the United States and eight rigs in international locations.  Consistent with Precision's High Performance, High Value strategy, the Corporation performed a thorough review of its rig fleet in 2012, resulting in a fourth quarter decommissioning of 52 legacy drilling rigs.  This decommissioning marked Precision's exit of the Tier 3 contract drilling business and the Corporation’s continued focus on the high performance segment of the market.  Precision will retain 26 legacy drilling rigs for seasonal, stratification and turnkey drilling work (“PSST rigs”).  Precision currently maintains directional drilling equipment and personnel capacity to run 91 jobs.  Precision’s Completion and Production Services segment includes 214 service rigs (which include service rigs, snubbing units and coil tubing units), 57 drilling and base camps and a broad mix of rental equipment.

For the fourth quarter of 2012, West Texas Intermediate crude oil averaged US$88.10 per barrel, 6% lower when compared to US$93.88 per barrel in the same period in 2011.  Brent crude prices averaged US$108.15 per barrel during the fourth quarter of 2012, 5% higher when compared to US$102.75 per barrel for the same period in 2011.  AECO natural gas spot prices averaged $3.20 per MMBtu, 1% higher than the fourth quarter 2011 average of $3.18 per MMBtu.  In the United States, Henry Hub natural gas spot prices averaged US$3.40 per MMBtu in the fourth quarter of 2012, an increase of 3% over the fourth quarter 2011 average of US$3.31 per MMBtu.

Summary for the three months ended December 31, 2012:

• Precision realized an operating loss of $105 million, a decrease of $149 million from the 2011 fourth quarter operating earnings of $44 million.  In the fourth quarter of 2012, Precision recorded an impairment charge of $192 million related to the decommissioning of 52 drilling rigs.  This compares to a fourth quarter impairment charge in 2011 of $115 million related to the decommissioning of 36 drilling rigs and 13 well servicing rigs.  Excluding the decommissioning charges, operating earnings were $88 million or 16% of revenue, compared to $159 million or 27% in 2011. Operating earnings were negatively impacted by the costs of international operations and the decrease in activity in most of Precision’s operations.

• General and administrative expenses were $30 million, $6 million lower than the fourth quarter of 2011.  Lower costs associated with declines in activity combined with lower incentive compensation costs tied to the price of Precision’s common shares.

• Under International Financial Reporting Standards, Precision is required to assess the carrying value of assets in its cash generating units annually.  Due to the decrease in natural gas well drilling in Canada and the outlook for natural gas pricing, Precision recognized a $53 million impairment charge on goodwill in the quarter which represents the full amount of goodwill attributable to its Canadian Directional Drilling operations.

• Finance charges were $22 million an increase of $3 million compared with the fourth quarter of 2011.  The increase is primarily due to a one-time gain recognized in 2011.

• Average revenue per utilization day for contract drilling rigs increased in the fourth quarter of 2012 to US$25,465 from the prior year fourth quarter of US$23,195 in the United States and increased in Canada to $21,997 in the fourth quarter of 2012 from $19,971 for the fourth quarter of 2011. The increase in revenue rates for the fourth quarter in Canada and the United States reflects the additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter, the pass through of increased labour costs and higher turnkey revenue in the United States.  In Canada, for the fourth quarter of 2012, 41% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 38% in the 2011 comparative period.  In the United States, for the fourth quarter of 2012, 68% of Precision’s utilization days were generated from rigs working under term contracts compared to 79% in the 2011 comparative period.    Turnkey revenue for the fourth quarter of 2012 was US$32 million compared with US$15 million in the 2011 comparative period.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $740 in the fourth quarter of 2012 compared to $731 in the fourth quarter of 2011.

• Average operating costs per utilization day for drilling rigs increased in the fourth quarter of 2012 to US$16,103 from the prior year fourth quarter of US$13,737 in the United States while in Canada costs increased to $10,141 in 2012 from $9,326 in 2011. The cost increase in the United States was primarily due to a higher proportion of turnkey activity and increased labour related costs.  The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2012 and higher repairs and maintenance cost.   Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs in Canada increased to $572 in the fourth quarter of 2012 as compared to $516 in the fourth quarter of 2011 primarily due to costs associated with coil tubing and higher fuel costs.  Typically, labour rate increases in both operating segments are recovered in dayrate increases.

• Precision realized revenue from directional services of $35 million in the fourth quarter of 2012 compared with $38 million in the prior year period.

• Funds provided by operations in the fourth quarter of 2012 were $143 million, a decrease of $113 million from the prior year comparative quarter of $256 million.  The decrease was due to weaker operating results compared to the prior year period and the recording of income tax recoveries in 2011.

• Capital expenditures for the purchase of property, plant and equipment were $187 million in the fourth quarter, a decrease of $141 million over the same period in 2011.  Capital spending for the fourth quarter of 2012 included $123 million for expansion capital, $23 million for upgrade capital and $41 million for the maintenance of existing assets and infrastructure spending.

Summary for the year ended December 31, 2012:

• Revenue for 2012 was $2,041 million an increase of 5% over 2011.

• Operating earnings were $171 million, a decrease of $158 million or 48% over 2011.  Excluding the asset decommissioning charge, operating earnings were $363 million in 2012 or 18% of revenue, compared to $444 million or 23% in 2011.

•  General and administrative costs were $127 million, an increase of $2 million compared to 2011 primarily as a result of increased activity partially offset by a decrease for stock-based compensation cost in 2012.

• Finance charges were $87 million, a decrease of $25 million from 2011 due to the 2011 charge of $27 million for the make-whole premium from refinancing a previously outstanding debt and interest expense associated with Canadian income tax settlements offset by higher interest costs from an increased average long-term debt balance and a one-time gain recognized in 2011.

• Funds provided by operations for 2012 were $599 million, an increase of $7 million from the prior year of $592 million.

• Capital expenditures for the purchase of property, plant and equipment were $868 million in 2012, an increase of $142 million from 2011.  Capital spending for 2012 included $596 million for expansion capital, $130 million for upgrade capital and $142 million for the maintenance of existing assets and infrastructure.

OUTLOOK

Precision’s average active rig count of 87 rigs in the United States for the fourth quarter of 2012 was down 20 rigs over the same period of 2011 and three rigs over the third quarter of 2012.  Precision is currently running 83 rigs in the United States and expects its active rig count in the United States to remain flat over the coming months.  Internationally in 2013, Precision’s rig count is expected to grow from eight rigs to 11 rigs as the two recently contracted rigs begin drilling in Kurdistan and the Mexican rig count is expected to increase from five rigs drilling to six.

In Canada, Precision averaged 90 rigs operating during the fourth quarter of 2012, down 27 rigs over the same period in 2011 and up six rigs over the third quarter of 2012.  Precision expects strong levels of market activity to continue during the first quarter of 2013 until spring break-up and expects to benefit from the fleet enhancements made throughout 2012.

Precision has a strong portfolio of term contracts that provide a base level of activity and cash flow. Precision currently has 109 rigs committed under term contracts for the first quarter of 2013 and 104 rigs contracted for the second quarter of 2013. In Canada, term contracted rigs normally generate 250 utilization days per rig year due to the seasonal nature of Canadian activity, whereas in the United States they normally generate 365 utilization days per rig year in most regions.

For 2013, based on current drilling rig contracts, Precision has term contracts for 52 rigs in Canada, 36 rigs in the United States and eight internationally. Since the third quarter of 2012 earnings release, Precision has added term contracts that increased the contracted rig average for 2013 from 86 rigs to 96 rigs.

Capital expenditures are expected to be approximately $526 million for 2013 and include:

• $205 million for expansion capital which includes the cost to complete construction of the two remaining rigs from the 2012 new build program, one new build rig for the North American market and the cost to complete about 50% of two new build rigs for operation in Kuwait;

• $127 million for upgrade capital which includes the cost to upgrade approximately 20 rigs, including the two rigs for operation in Kurdistan; and

• $194 million for sustaining and infrastructure expenditures which is based upon currently anticipated activity levels and the cost to consolidate and upgrade our Nisku operations facility.

Precision expects that the $526 million will be split $434 million for the Contract Drilling segment and $92 million for the Completion and Production Services segment.

To date in 2013, there has been lower drilling activity in Canada and the United States than in the prior year. According to industry sources, as at February 8, 2013, the U.S. active land drilling rig count was down about 13% from the same point in the prior year and the Canadian drilling rig count had decreased by about 11%.  Although the industry and Precision have experienced year‐over‐year declines in rig utilization, continued demand for Tier 1 assets has supported dayrates charged to customers in both Canada and the United States.

Natural gas production in the United States has remained strong despite reduced natural gas drilling activity.  The United States natural gas storage levels as at February 1, 2013 were 15% above the five‐year average and 8% below storage levels of a year ago. The increase in oil and liquids-rich drilling in areas like West Texas, the Bakken and the Eagle Ford has resulted in the United States oil rig count as at February 8, 2013 to be 6% higher than it was a year ago. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling.

Precision, along with the land drilling industry, is in the process of upgrading the fleet of drilling rigs through newly built rigs and upgraded existing rigs.  Precision believes that this “retooling” of the industry wide fleet will result in the virtual obsolescence of Tier 3 rigs in North America over the next few years.  In the fourth quarter of 2012 Precision decommissioned 42 Tier 3 drilling rigs and 10 Tier 2 rigs from its fleet.  Precision is exiting the Tier 3 contract drilling business but will retain 26 drilling rigs for seasonal, stratification and turnkey drilling work, these rigs will be categorized as “PSST” rigs.  Precision’s focus on the Tier 1 and Tier 2 market is aligned with the Corporation’s strategy, customer relationships and competitive position.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars)	2012	2011	% Change	2012	2011	% Change
Revenue:
Contract Drilling Services	$452,104	$494,397	(8.6)	$1,725,240	$1,632,037	5.7
Completion and Production Services	85,225	95,265	(10.5)	326,079	330,225	(1.3)
Inter-segment eliminations	(3,381)	(2,254)	50.0	(10,578)	(11,235)	(5.8)
	$533,948	$587,408	(9.1)	$2,040,741	$1,951,027	4.6

Adjusted EBITDA:(1)
Contract Drilling Services	$172,169	$216,720	(20.6)	$649,281	$665,389	(2.4)
Completion and Production Services	22,222	33,558	(33.8)	93,554	104,252	(10.3)
Corporate and Other	(17,365)	(20,439)	(15.0)	(72,043)	(74,577)	(3.4)
	$177,026	$229,839	(23.0)	$670,792	$695,064	(3.5)
 (1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2012	2011	% Change	2012	2011	% Change
Revenue	$452,104	$494,397	(8.6)	$1,725,240	$1,632,037	5.7
Expenses:
Operating	270,804	266,027	1.8	1,036,553	931,062	11.3
General and administrative	9,131	11,650	(21.6)	39,406	35,586	10.7
Adjusted EBITDA (1)	172,169	216,720	(20.6)	649,281	665,389	(2.4)
Depreciation	78,327	62,563	25.2	271,993	219,194	24.1
Loss on asset decommissioning	192,469	113,366	69.8	192,469	113,366	69.8
Operating earnings (loss)(1)	$(98,627)	$40,791	n/m	$184,819	$332,829	(44.5)
Operating earnings (loss) as a percentage of revenue	(21.8%)	8.3%		10.7%	20.4%
Drilling rig revenue per utilization day in Canada	$21,997	$19,971	10.1	$21,030	$18,442	14.0
Drilling rig revenue per utilization day in the United States(2)	US$25,465	US$ 23,195	9.8	US$ 23,696	US$ 21,744	9.0
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days and lump sum payouts.
n/m - calculation not meaningful.

	Three months ended December 31,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	186	822	188	805
Drilling rig operating days (spud to release)	7,269	30,849	9,572	40,538
Drilling rig operating day utilization	39%	40%	50%	54%
Number of wells drilled	862	2,813	1,074	3,198
Average days per well	8.4	11.0	8.9	12.7
Number of metres drilled (000s)	1,435	5,856	1,781	6,561
Average metres per well	1,665	2,082	1,658	2,051
Average metres per day	197	190	186	162

	Year ended December 31,
Canadian onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	186	822	188	805
Drilling rig operating days (spud to release)	28,848	124,319	33,965	144,646
Drilling rig operating day utilization	40%	42%	46%	49%
Number of wells drilled	3,085	10,753	3,566	11,832
Average days per well	9.4	11.6	9.5	12.2
Number of metres drilled (000s)	5,233	20,869	5,717	22,613
Average metres per well	1,696	1,941	1,603	1,911
Average metres per day	181	168	168	156
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2012		2011
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	104	1,947	100	1,695
June 30	97	1,924	102	1,803
September 30	90	1,855	106	1,915
December 31	87	1,759	107	1,972
Year to date average	95	1,871	104	1,846
(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Contract Drilling Services segment revenue for the fourth quarter of 2012 decreased by 9% to $452 million and Adjusted EBITDA decreased by 21% to $172 million compared to the same period in 2011. The decrease in revenue and Adjusted EBITDA was due to the lower drilling rig activity  partially offset by higher average rates per day for both Canada and the United States and increased revenue in international contract drilling operations.

Activity in North America was impacted by decreased customer demand for oil and liquids-rich natural gas related drilling activity as a result of lower global oil prices.  In the fourth quarter, drilling rig revenue per utilization day in both Canada and the United States was up 10% over the prior year. The increase in average dayrates for Canada was the result of improved rig mix and solid demand for Tier 1 assets.  In the United States the majority of the increase was driven by higher turnkey activity.  During the quarter, 41% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 38% in 2011 while in the United States 68% of utilization days were generated from rigs under term contract as compared to 79% in the prior year period.  At the end of the quarter, Precision had 54 drilling rigs working under term contracts in the United States and 55 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the fourth quarter of 2012 were 8,242, a decrease of 23% compared to 2011.   Drilling rig utilization days for Precision in the United States were 8,014 or 19% lower than the same quarter of 2011 due to decreased demand as customer’s conserved cash and deferred drilling programs into 2013.  The majority of activity came from oil and liquids-rich natural gas related plays.  On average, Precision had eight rigs working internationally during the fourth quarter of 2012 compared with two in the corresponding quarter of 2011.

Contract Drilling Services segment operating costs were 60% of revenue for the quarter, which is six percentage points higher than the prior year period. Higher operating costs in the quarter were the result of higher relative costs internationally, increased labour costs and the decrease in activity as fixed costs were spread over a lower revenue base.  On a per day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense.  Operating costs for the quarter in the United States on a per day basis were up from the comparable period in 2011 primarily due to higher proportionate turnkey activity as well as higher labour and overall operating costs. Typically, labour rate increases are recovered in dayrate increases.

During the fourth quarter the Contract Drilling Services segment recognized a loss of $192 million related to the decommissioning of 52 drilling rigs, 22 in Canada and 30 in the United States. Quarterly depreciation in the Contract Drilling Services segment increased 25% from the prior year.   As discussed in Management’s Discussion and Analysis for the year ended December 31, 2011, Precision changed its depreciation policy on certain Tier 3 rigs from the unit of production method to straight-line over four years resulting in approximately $5 million in additional depreciation in the quarter.  Additional increases in depreciation are the result of a greater proportion of operating days from our Tier 1 drilling rigs in 2012 relative to 2011, losses on asset disposals in the current quarter and depreciation from the growth in directional drilling and international contract drilling.  With the exception of certain PSST equipment and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended December 31,			Year ended December 31,
(Stated in thousands of Canadian dollars, except where noted)	2012	2011	% Change	2012	2011	% Change
Revenue	$85,225	$95,265	(10.5)	$326,079	$330,225	(1.3)
Expenses:
Operating	59,383	57,983	2.4	217,326	211,195	2.9
General and administrative	3,620	3,724	(2.8)	15,199	14,778	2.8
Adjusted EBITDA(1)	22,222	33,558	(33.8)	93,554	104,252	(10.3)
Depreciation	8,983	6,768	32.7	30,758	25,598	20.2
Loss on asset decommissioning	-	1,527	(100.0)	-	1,527	100.0
Operating earnings(1)	$13,239	$25,263	(47.6)	$62,796	$77,127	(18.6)

Operating earnings as a percentage of revenue	15.5%	26.5%		19.3%	23.4%

Well servicing statistics:
Number of service rigs (end of period)	214	207	3.4	214	207	3.4
Service rig operating hours(2)	77,234	88,131	(12.4)	294,681	317,418	(7.2)
Service rig operating hour utilization	39%	43%		38%	39%
Service rig revenue per operating hour(2)	$740	$731	1.2	$744	$688	8.1
(1)	See “ADDITIONAL GAAP MEASURES”.
(2)	Prior year comparatives have changed to include United States based rig activity.

Completion and Production Services segment revenue for the fourth quarter decreased by 11% from the fourth quarter of 2011 to $85 million and Adjusted EBITDA decreased by 34% to $22 million.  The decrease in revenue and Adjusted EBITDA is attributable to decreased activity in all service lines as customers decreased spending in response to general economic uncertainty.

Well servicing activity decreased 12% from the prior year quarter, with the fleet generating 77,234 operating hours in the fourth quarter of 2012 compared with 88,131 hours in the prior year quarter for utilization of 39% and 43%, respectively.  The decrease was a result of decreased service rig activity due to reduced completion and production work on oil wells.  Approximately 95% of the fourth quarter service rig activity was oil related.  Precision's rental division activity was 38% lower than the prior year comparative period primarily due to lower completion and frac related activity in the industry offset by new equipment added to the fleet.

Average service rig revenue increased $9 per operating hour from the prior year period to $740 primarily due to the start-up of coil tubing activity in 2012 which operates at higher rates.

Operating costs as a percentage of revenue increased to 70% in the fourth quarter of 2012 from 61% in the same period of 2011. Operating costs per service rig operating hour increased over the comparable period in 2011 due primarily to higher fuel costs and coil tubing operations.

Depreciation in the Completion and Production Services segment in the fourth quarter of 2012 was 33% higher than the prior year due to higher per unit depreciation expense associated with new equipment and losses on asset disposals in the current quarter.   The well servicing division uses the unit of production method of calculating depreciation while the other product lines within the Completion and Production Services segment use the straight-line method.

SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as support functions that provide assistance to more than one segment.  The Corporate and other segment had an Adjusted EBITDA loss of $17 million for the fourth quarter of 2012, $3 million lower than the prior year comparative period due to lower share based performance incentive costs and lower costs as a result of the decrease in activity.

OTHER ITEMS

Net financial charges for the quarter were $22 million an increase of $3 million from the fourth quarter of 2011 primarily due to a one-time gain in 2011.

The Corporation had a foreign exchange gain of $2 million during the fourth quarter of 2012 due to the weakening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income taxes for the quarter were $51 million lower than the prior year primarily as a result of reduced operating results and income taxed at lower rates.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus on maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions.  Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $153 million and the US$850 million senior secured revolving credit facility (“Secured Facility”) remains undrawn except for US$27 million in outstanding letters of credit as at December 31, 2012. In addition to the Secured Facility, Precision has available $55 million in secured operating facilities, excluding letters of credit of $19 million, which are used for working capital management and a $25 million secured letter of credit facility.

As at December 31, 2012 and 2011 Precision had the following long-term debt balances:

(Stated in thousands of Canadian dollars)	December 31, 2012	December 31, 2011
Senior secured revolving credit facility	$-	$-
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	646,685	661,050
6.5% senior notes due 2021 (US$400 million)	397,960	406,800
6.5% senior notes due 2019	200,000	200,000
	1,244,645	1,267,850
Less net unamortized debt issue costs	(25,849)	(28,234)
	$1,218,796	$1,239,616

As at December 31, 2012, the Corporation was in compliance with the covenants under the Secured Facility. Precision expects to remain in compliance with financial covenants under its Secured Facility and have full access to credit lines during 2013.

The current blended cash interest cost of Precision’s debt is approximately 6.6%.

Precision has designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

The following tables reconcile the weighted average shares outstanding used in computing basic and diluted earnings (loss) per share:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Weighted average shares outstanding – basic	276,372	276,073	276,276	275,899
Effect of warrants	8,661	10,610	9,418	11,106
Effect of share options and other equity compensation plans	780	1,258	933	1,711
Weighted average shares outstanding – diluted	285,813	287,941	286,627	288,716

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2012
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$640,066	$381,966	$484,761	$533,948
Adjusted EBITDA(1)	245,574	97,192	151,000	177,026
Net earnings (loss):	111,081	18,261	39,357	(116,339)
Per basic share	0.40	0.07	0.14	(0.42)
Per diluted share	0.39	0.06	0.14	(0.42)
Funds provided by operations(1)	247,739	62,373	146,124	142,576
Cash provided by operations	162,440	275,346	61,183	136,317

	2011
Quarters ended	March 31	June 30	September 30	December 31
Revenue	$525,350	$345,325	$492,944	$587,408
Adjusted EBITDA(1)	186,411	92,566	186,248	229,839
Net earnings:	65,560	16,403	83,468	28,046
Per basic share	0.24	0.06	0.30	0.10
Per diluted share	0.23	0.06	0.29	0.10
Funds provided by operations(1)	192,337	70,766	73,182	256,103
Cash provided by operations	117,322	176,312	20,281	218,857
(1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

Precision uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors.  The following are the measures Precision uses in assessing performance.

Adjusted EBITDA
Management believes that in addition to net earnings (loss), earnings before income taxes, financing charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization (“Adjusted EBITDA”), as derived from information reported in the Consolidated Statements of Earnings (Loss), is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization and asset impairment charges affect results.

Operating Earnings (Loss)
Management believes that in addition to net earnings (loss), operating earnings (loss) as reported in the Consolidated Statements of Earnings (Loss) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

Funds Provided by Operations
Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following: the two 2000 HP rigs contracted for deep drilling operations in Kurdistan are expected to be deployed mid 2013 under a long-term contract; Precision signed a customer contract for operations in Mexico that will add one additional rig to its Mexican fleet during the second quarter of 2013; by mid-2014, we expect to have seven rigs operating in the Arabian Gulf region and believe additional opportunities will emerge; amount and use of planned capital expenditures; if activity levels increase or decline, Precision can adjust the capital plan; Precision expects to have six rigs running in Mexico and five rigs running in the Middle East by the end of the second quarter of 2013 with two Kuwait rigs to be added to the fleet in early 2014; Precision believes its customers' long-term focus and the growing number of unconventional and technically challenging oil drilling opportunities provide the foundation to grow its active rig count; Precision believes that throughout 2013, it will effectively utilize its people, sizeable equipment base and proven systems to reduce operating costs and expand operating margins; Precision expects its active rig count in the United States to remain flat over the coming months and it expects to grow  from eight rigs to 11 rigs internationally; Precision expects strong levels of market activity to continue during the first quarter until spring break-up and expects to benefit from the fleet enhancements made throughout 2012 in the form of higher activity levels; Precision will retain 26 legacy drilling rigs for seasonal, stratification and turnkey drilling work; Precision's expected capital expenditures for 2013; Precision expects that the $526 million will be split $434 million for the Contract Drilling segment and $92 million for the Completion and Production Services segment; if low natural gas prices continue, Precision and the North American drilling industry could see further reduction in demand for natural gas drilling; Precision believes that the "retooling" of the industry wide fleet will result in the virtual obsolescence of Tier 3 rigs in North American markets over the next few years; and the payment of dividends pursuant to Precision's dividend plan.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; sustainability of our dividend; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in its businesses; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2012	2011

ASSETS
Current assets:
Cash	$152,768	$467,476
Accounts receivable	509,547	576,243
Inventory	13,787	7,163
Total current assets	676,102	1,050,882

Non-current assets:
Income tax recoverable	64,579	64,579
Property, plant and equipment	3,242,929	2,942,296
Intangibles	6,101	6,471
Goodwill	310,552	363,646
Total non-current assets	3,624,161	3,376,992

Total assets	$4,300,263	$4,427,874

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$333,893	$436,667
Income tax payable	64,188	3,786
Total current liabilities	398,081	440,453

Non-current liabilities:
Share based compensation	8,676	11,303
Provisions and other	17,818	16,121
Long-term debt	1,218,796	1,239,616
Deferred tax liabilities	485,592	587,790

Total non-current liabilities	1,730,882	1,854,830

Shareholders' equity:
Shareholders' capital	2,251,982	2,248,217
Contributed surplus	24,474	18,396
Deficit	(44,621)	(83,160)
Accumulated other comprehensive loss	(60,535)	(50,862)
Total shareholders' equity	2,171,300	2,132,591

Total liabilities and shareholders' equity	$4,300,263	$4,427,874

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2012	2011	2012	2011

Revenue	$533,948	$587,408	$2,040,741	$1,951,027

Expenses:
Operating	326,806	321,756	1,243,301	1,131,022
General and administrative	30,116	35,813	126,648	124,941
Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization (Adjusted EBITDA)	177,026	229,839	670,792	695,064
Depreciation and amortization	89,278	71,067	307,525	251,483
Loss on asset decommissioning	192,469	114,893	192,469	114,893
Operating earnings (loss)	(104,721)	43,879	170,798	328,688

Impairment of goodwill	52,539	-	52,539	-
Foreign exchange	(1,857)	7,626	3,753	(23,674)
Finance charges	22,107	18,638	86,829	111,578
Earnings (loss) before tax	(177,510)	17,615	27,677	240,784
Income taxes:
Current	23,416	2,897	70,576	43,779
Deferred	(84,587)	(13,328)	(95,259)	3,528
	(61,171)	(10,431)	(24,683)	47,307

Net earnings (loss)	$(116,339)	$28,046	$52,360	$193,477
Earnings(loss) per share:
Basic	$(0.42)	$0.10	$0.19	$0.70
Diluted	$(0.42)	$0.10	$0.18	$0.67

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Net earnings (loss)	$(116,339)	$28,046	$52,360	$193,477
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	16,598	(26,815)	(32,878)	33,050
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax ($nil; 2011 - $2,148 recovery)	(10,228)	25,143	23,205	(37,692)
Comprehensive income (loss)	$(109,969)	$26,374	$42,687	$188,835

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended December 31,		Year ended December 31,
(Stated in thousands of Canadian dollars)	2012	2011	2012	2011
Cash provided by (used in):
Operations:
Net earnings (loss)	$(116,339)	$28,046	$52,360	$193,477
Adjustments for:
Long-term compensation plans	4,293	5,399	19,350	20,555
Depreciation and amortization	89,278	71,067	307,525	251,483
Loss on asset decommissioning	192,469	114,893	192,469	114,893
Impairment of goodwill	52,539	-	52,539	-
Foreign exchange	(1,689)	7,366	4,403	(24,330)
Finance charges	22,107	18,638	86,829	111,578
Income taxes	(61,171)	(10,431)	(24,683)	47,307
Other	(1,019)	(1,494)	1,018	(2,564)
Income taxes paid	(3,088)	(13,516)	(10,403)	(124,682)
Income taxes recovered	108	82,483	721	82,883
Interest paid	(35,287)	(47,256)	(85,251)	(79,902)
Interest received	375	908	1,935	1,690
Funds provided by operations	142,576	256,103	598,812	592,388
Changes in non-cash working capital balances	(6,259)	(37,246)	36,474	(59,616)
	136,317	218,857	635,286	532,772
Investments:
Business acquisitions, net of cash acquired	-	-	(25)	(92,886)
Purchase of property, plant and equipment	(186,650)	(327,987)	(868,057)	(726,357)
Proceeds on sale of property, plant and equipment	17,603	7,289	31,423	15,983
Changes in non-cash working capital balances	(31,052)	77,161	(93,462)	87,798
	(200,099)	(243,537)	(930,121)	(715,462)
Financing:
Repayment of long-term debt	-	-	-	(175,000)
Premium paid on settlement of unsecured senior notes	-	-	-	(26,688)
Debt issue costs	-	1	(2,855)	(13,303)
Debt facility amendment costs	-	-	(149)	(1,134)
Dividends paid	(13,821)	-	(13,821)	-
Increase in long-term debt	-	-	-	581,520
Issuance of common shares on the exercise of options	436	138	1,926	2,238
Changes in non-cash working capital balances	-	-	-	(746)
	(13,385)	139	(14,899)	366,887
Effect of exchange rate changes on cash and cash equivalents	3,094	(9,128)	(4,974)	26,448
Increase (decrease) in cash and cash equivalents	(74,073)	(33,669)	(314,708)	210,645
Cash and cash equivalents, beginning of period	226,841	501,145	467,476	256,831
Cash and cash equivalents, end of period	$152,768	$467,476	$152,768	$467,476

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total equity
Balance at January 1, 2012	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591
Net earnings for the period	–	–	–	52,360	52,360
Other comprehensive loss for the period	–	–	(9,673)	–	(9,673)
Dividends	–	–	–	(13,821)	(13,821)
Share options exercised	3,050	(1,124)	–	–	1,926
Issued on redemption of non-management directors DSUs	706	(706)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder	9	(3)	–	–	6
Share based compensation expense	–	7,911	–	–	7,911
Balance at December 31, 2012	$2,251,982	$24,474	$(60,535)	$(44,621)	$2,171,300

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Total equity
Balance at January 1, 2011	$2,244,417	$11,266	$(46,220)	$(276,637)	$1,932,826
Net earnings for the period	–	–	–	193,477	193,477
Other comprehensive loss for the period	–	–	(4,642)	–	(4,642)
Share options exercised	3,416	(1,178)	–	–	2,238
Issued on redemption of non-management directors DSUs	384	(384)	–	–	–
Share based compensation expense	–	8,692	–	–	8,692
Balance at December 31, 2011	$2,248,217	$18,396	$(50,862)	$(83,160)	$2,132,591

FOURTH QUARTER AND YEAR END 2012 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, February 14, 2013.

The conference call dial in numbers are 1-877-240-9772 or 416-340-8530

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 21, 2013 by dialing 1-800-408-3053 or 905-694-9451, pass code 2351454.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com